SEC File No. 70-





                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM U-1

                                   DECLARATION

                                      UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")


                                GPU, INC. ("GPU")
                               300 Madison Avenue
                          Morristown, New Jersey 07960
               (Name of company filing this statement and address
               --------------------------------------------------
                         of principal executive office)



T.G. Howson, Vice President and              Douglas E. Davidson, Esq.
  Treasurer                                  Berlack, Israels & Liberman LLP
M. A. Nalewako, Secretary                    120 West 45th Street
M.J. Connolly,                               New York, New York 10036
Assistant General Counsel
GPU Service, Inc.
310 Madison Avenue
Morristown, New Jersey 07962
--------------------------------------------------------------------------------
                   (Names and addresses of agents for service)


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ITEM 1.     DESCRIPTION OF PROPOSED TRANSACTIONS.
            -------------------------------------
      A. GPU  proposes to issue and sell from time to time  commencing  with the
granting  of  the  authorization   herein  sought  through  December  31,  2003,
commercial paper ("Commercial Paper") in the aggregate amount of up to $100 million outstanding at any time. The Commercial Paper would be issued either in the form of book-entry unsecured promissory notes evidenced by a master note or in certificated form, and will be issued in minimum denominations of $100,000 with integral increments of $1,000 in excess thereof. The notes will have maturities of up to 270 days and would not be prepayable prior to maturity.(1) GPU proposes to issue and sell the Commercial Paper in the following manner:
            1. GPU may utilize one or more commercial paper placement agents through whom it would sell the Commercial Paper directly to one or more institutional investors. The placement agent would arrange for the sale of Commercial Paper and would be compensated for its services at such rates as GPU and such placement agent may agree from time to time. GPU will offer and sell the Commercial Paper in such a manner as to not constitute a public offering under the Securities Act of 1933.
            2. The Commercial Paper may also be sold directly to one or more commercial paper dealers at a discount rate prevailing at the date of issuance for commercial paper of
--------
(1) GPU is also authorized in SEC File No. 70-7926 to borrow up to $250 million of bank loans and other short-term borrowings. As of September 30, 1998, GPU had approximately $70,100,000 million in aggregate principal amount of short-term borrowings outstanding. The amount of Commercial Paper outstanding under the authorization sought herein and of short-term debt under the authorization granted in SEC File No. 70-7926, will not exceed $250 million.


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      comparable quality and of the particular maturity sold by other issuers of commercial paper. No fee or commission would be payable by GPU in connection with such issuance and sale of Commercial Paper. The Commercial
      Paper  will  be  reoffered  by  the   purchasing   dealer  or  dealers  to
      institutional investors at a discount of not more than 1/8 of 1% per annum less than the prevailing discount rate to GPU. The commercial paper dealers will reoffer such Commercial Paper in such a manner as to not constitute a public offering under the Securities Act of 1933.

     B. The Commercial Paper will bear interest at a rate (after giving effect to any fee) not exceeding 125% of the base rate for commercial borrowings offered by The Chase Manhattan Bank in effect from time to time. However, the effective interest cost of the Commercial Paper is based on the supply of, and demand for, that and similar commercial paper at the time of sale. Specifically, on occasion short-term money markets have become very volatile during brief periods, and the interest costs of commercial paper have during such periods exceeded bank base rates. Because such volatile market conditions usually exist for brief periods, it is not anticipated that any sale of Commercial Paper with interest costs in excess of bank base rates would have a significant marginal impact on the annual interest cost to GPU. Therefore, while it is not anticipated that the effective annual cost of borrowing through Commercial Paper will exceed 125% of the annual base rate from The Chase Manhattan Bank, in order to obtain maximum flexibility during the periods described above, Commercial Paper may be issued with a maturity of not more than 90 days with an

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effective  cost in  excess of 125% of the base  rate for  commercial  borrowings offered by The Chase Manhattan Bank.
      C. The net proceeds from the issuance of the Commercial Paper would be used by GPU for general corporate purposes, including to acquire exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs").

      D.    Rule 53 Analysis.
            -----------------
            (a) As described below, GPU meets all of the conditions of Rule 53 under the Act, except for Rule 53(a)(1). By Order dated November 5, 1997 (HCAR No. 35-26773) (the "November 5 Order"), the Commission authorized GPU to increase to 100% of its "average consolidated retained earnings," as defined in Rule 53, the aggregate amount which it may invest in EWGs and FUCOs. At September 30, 1998, GPU's average consolidated retained earnings was approximately $2.16 billion, and GPU's aggregate investment in EWGs and FUCOs was approximately $1.29 billion. Accordingly, under the November 5 Order, GPU may invest up to an additional $869 million in EWGs and FUCOs as of September 30, 1998.

            (i) GPU maintains books and records to identify investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.

               (A) For each United States EWG in which GPU directly or indirectly holds an interest:

                    (1) the books and records for such EWG will be kept in conformity with United States

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                    generally accepted accounting principles ("GAAP");

                    (2)   the   financial   statements   will  be   prepared  in
                          accordance with GAAP; and

                    (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.

               (B) For each FUCO or foreign EWG which is a majority-owned subsidiary of GPU:

                    (1) the books and records for such subsidiary will be kept in accordance with GAAP;

                    (2) the financial statements for such subsidiary will be prepared in accordance with GAAP; and

                    (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.

               (C) For each FUCO or foreign EWG in which GPU owns 50% or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause:

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                          (1)   such  entity to  maintain  books and  records
                     in  accordance  with GAAP;

                          (2) the  financial  statements  of such  entity  to be
                     prepared in accordance with GAAP; and

                          (3) access by the Commission to such books and records
                     and financial statements (or copies thereof) in English as the Commission may request and, in any event, will provide the Commission on request copies of such materials as are made available to GPU and its subsidiaries. If and to the extent that such entity's books, records or financial statements are not maintained in accordance with GAAP, GPU will, upon request of the Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs (a) (2) (iii) (A) and (a) (2)
                     (iii) (B) of Rule 53.

            (ii) No more than 2% of GPU's domestic public utility subsidiary employees will render any services, directly or indirectly, to any EWG or FUCO in which GPU directly or indirectly holds an interest.

            (iii) Copies of this Declaration on Form U-1 are being provided to the New Jersey Board of Public Utilities ("NJBPU") and the Pennsylvania Public Utility Commission, the only federal, state or local regulatory agencies having

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            jurisdiction  over  the  retail  rates  of  GPU's  electric  utility subsidiaries.(2) In addition, GPU will submit to each such commission copies of any amendments to this Declaration, Rule 24 certificates required hereunder, as well as a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).

            (iv) None of the provisions of paragraph (b) of Rule 53 render paragraph (a) of that Rule unavailable for the proposed transactions.

               (A) Neither GPU nor any subsidiary of GPU having a book value exceeding 10% of GPU's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.

               (B) GPU's average consolidated retained earnings for the four most recent quarterly periods (approximately $2.16 billion) represented an increase of approximately $25.8 million (or approximately 1.2%) compared to the average consolidated retained earnings for the previous four quarterly periods (approximately $2.135 billion).

--------
(2) Pennsylvania Electric Company ("Penelec") is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 3,700 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.

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               (C)   GPU did not incur operating  losses from direct or indirect investments in EWGs and FUCOs in 1997 in excess of 5% of GPU's December 31, 1997 consolidated retained earnings.

            As described above, GPU meets all the conditions of Rule 53(a), except for clause (1). With respect to clause (1), the Commission determined in the November 5 Order that GPU's financing of investments in EWGs and FUCOs in an amount greater than 50% of GPU's average consolidated retained earnings as otherwise permitted by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c).
            Moreover, even if the effect of the capitalization and earnings of subsidiary EWGs and FUCOs were considered, there is no basis for the Commission to withhold or deny approval for the transactions proposed herein. The transactions would not, by themselves, or even considered in conjunction with the effect of the capitalization and earnings of GPU's subsidiary EWGs and FUCOs, have a material adverse effect on the financial integrity of the GPU system, or an adverse impact on GPU's public utility subsidiaries, their customers, or the ability of State commissions to protect such public utility customers.

          The November 5 Order was predicated, in part, upon the assessment of GPU's overall financial condition which took into account, among other factors, GPU's consolidated capitalization ratios and the recent growth trend in GPU's retained earnings. As

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of June 30, 1997, the most recent quarterly period for which financial statement
information  was  evaluated  in  the  November  5  Order,   GPU's   consolidated
capitalization consisted of 49.2% equity and 50.8% debt. As stated in the November 5 Order, GPU's June 30, 1997 pro forma capitalization, reflecting the November 6, 1997 acquisition of PowerNet Victoria, was 39.3% equity and 60.7% debt.
            GPU's September 30, 1998 consolidated capitalization consists of 45.6% equity and 54.4% debt. Thus, since the date of the November 5 Order, there has been no material adverse change in GPU's consolidated capitalization ratio, which remains within acceptable ranges and limits as evidenced by the credit ratings of GPU's electric utility subsidiaries.(3)
            GPU's consolidated retained earnings grew on average approximately 4.5% per year from 1991 through 1997. Earnings attributable to GPU's investments in EWGs and FUCOs have contributed positively to consolidated earnings, excluding the impact of the windfall profits tax on the Midlands Electricity plc investment.(4)
          Accordingly,   since   the  date  of  the   November   5  Order,   the
capitalization and earnings attributable to GPU's investments in EWGs and FUCOs have not had any adverse impact on GPU's financial integrity.

--------
(3) Indeed, on November 20, 1998, Moody's Investor's Service increased the long term debt ratings of Met-Ed and Penelec to A3 and A2, respectively.

(4) As discussed in the November 5 Order, GPU incurred a loss for 1997 from its investments in EWGs and FUCOs as a result of the windfall profits tax imposed on Midlands Electricity, plc.

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            Reference is made to Exhibit H filed herewith which sets forth GPU's consolidated capitalization and earnings at September 30, 1998 and after giving effect to the transactions proposed herein. As set forth in such exhibit, the proposed transactions will not have a material impact on GPU's capitalization or earnings.
ITEM 2.     FEES, COMMISSIONS AND EXPENSES.
           -------------------------------

                  The estimated fees, commission and expenses expected to be incurred by GPU in connection with the proposed transactions will be supplied by amendment.

ITEM 3.     APPLICABLE STATUTORY PROVISIONS.
            --------------------------------
            GPU believes that Sections 6(a) and 7 of the Act and Rules 53 and 54 under the Act are applicable to the issuance and sale of the Commercial Paper.

ITEM 4.     REGULATORY APPROVAL.
            --------------------
            No state commission has jurisdiction with respect to any aspect of the proposed transactions and no Federal commission other than your Commission has jurisdiction with respect to any aspect thereof.

ITEM 5.     PROCEDURE.
            ----------
            It is requested that the Commission issue an order with respect to the transactions proposed herein at the earliest practicable date but, in any event, not later than February

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28, 1999. It is further  requested that (i) there not be a recommended  decision by an Administrative  Law Judge or other responsible  officer of the Commission,
(ii) the Office of Public Utilities be permitted to assist in the preparation of the Commission's decision, and (iii) there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.     EXHIBITS AND FINANCIAL STATEMENTS.
            ----------------------------------
            (a)  Exhibits:

                  A-1     -  Form of unsecured promissory notes to be issued and
                             sold as Commercial Paper -- to be filed by amendment.


                  B       -  Not applicable.


                  C       -  Not applicable.


                  D       -  Not applicable.


                  E       -  None.


                  F-1     -  Opinion  of  Berlack,  Israels &  Liberman
                             LLP -- to be filed by  amendment.


                  F-2     -  Opinion of Ballard Spahr Andrews & Ingersoll,
                             LLP -- to be filed by amendment.


                  G       -  Proposed Form of Public Notice


                  H       -  GPU Actual and Pro Forma Capitalization ratios.


                                      -10-




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                  (b)         Financial Statements:


                  1-A     -   GPU  (Corporate)  Balance  Sheets,  actual and pro
                              forma, as at September 30, 1998, and Statements of Income and Retained Earnings, actual and pro forma, for the twelve months ended September 30, 1998; pro forma journal entries.


                  1-B     -   GPU and Subsidiary Companies  Consolidated Balance
                              Sheets, actual and pro forma, as at September 30, 1998, and Consolidated Statements of Income and
                              Retained Earnings, actual and pro forma, for the twelve months ended September 30, 1998; pro forma journal entries.


                  3       -   Not Applicable.


                  4       -   None, except as set forth in the Notes to
                              Financial Statements.


ITEM 7.     INFORMATION AS TO ENVIRONMENTAL EFFECTS.
            ----------------------------------------
            The proceeds from the issuance and sale of the Commercial Paper as proposed herein will be used by GPU to finance its businesses. As such, the issuance of an order by your Commission with respect thereto is not a major federal action significantly affecting the quality of the human environment.
            No Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions which are the subject hereof. Reference is made to Item 4 hereto regarding regulatory approvals with respect to the proposed transactions.

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                                         SIGNATURE
            PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                    GPU, INC.


                                    By: /s/ T. G. Howson
                                        ----------------------------
                                        T.G. Howson
                                        Vice President and Treasurer

Date:  December 6, 1998


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